August 25, 2008

BY EDGAR
Jennifer R. Hardy
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         China Solar & Clean Energy Solutions, Inc.
Amendment No. 3 to Registration Statement on Form S-1 filed April 14, 2008;  File No. 333-150233
Annual Report on Form 10-KSB for the Fiscal Year Ended December 31, 2007, filed April 10, 2008; File No. 0-12561

Dear Ms. Hardy:

Reference is made to your comment letter, dated August 4, 2008, to our client, China Solar & Clean Energy Solutions. Inc., f/k/a Deli Solar (USA), Inc. (the “Company”), relating to the subject registration statement and annual report (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

1.	Please ensure that the financial statements and corresponding financial information included comply with Rule 8-08 of Regulation S-X.

Response: We have revised the registration statement to ensure that the financial statements and corresponding financial information comply with Rule 8-08 of Regulation S-X.

Prospectus' Outside Front Cover Page

2.
We note inclusion of the words "National Association of Securities Dealers" when referencing the OTC Bulletin Board in the third paragraph. Correct and accurate terminology when referencing the OTB Bulletin Board is:

•	OTC Bulletin Board.

•	Quoted on the OTC Bulletin Board.

References to the OTC Bulletin Board should not include words such as "National Association of Securities Dealers," "NASD," "The NASDAQ Stock Market, Inc.," "Nasdaq," "The Financial Regulatory Authority," or "FINRA." Please refer to General Question 5 under "Frequently Asked Questions (FAQs)" on the OTC Bulletin Board's website, and revise. Please also delete the reference to the NASD in footnote 2 to the registration fee table.

Response: We have deleted these references.

Selling Stockholders, page 22

3.	Please clarify whether Ancora Greater China Fund is a registered broker-dealer or an affiliate of a broker-dealer. If it is a broker-dealer, it must be named as an underwriter.

Response: We have clarified that Ancora Greater China Fund is an affiliate of a broker-dealer. In addition, we have stated that at the time of purchase Ancora represented to us that it bought the securities in the ordinary course of business and they had no agreement or understanding directly or indirectly with any persons to distribute the shares held by them being registered.

Management's Discussion and Analysis

Results of Operations, page 34

4.
We note your response to prior comment 2. You continue to present an operating income amount which excludes the impact of the acquisition of Tianjin Huaneng Group Energy Equipment Co., Ltd. on page 40. In a similar manner to your other revisions, please discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions.

Response: We have revised the disclosure such that we no longer set forth an operating income amount which excludes the impact of the acquisition of Tianjin Huaneng Group Energy Equipment Co., Ltd.

China Solar & Clean Energy Solutions, Inc. Interim Financial Statements

Notes to the Financial Statements

General

5.	Please provide the disclosures required by paragraphs 40 and 41 of SFAS 128.

Response: We have revised footnote 10 (net income per share) to the financial statements to provide the disclosures required by paragraphs 40 and 41 of SFAS 128.

Note 5. Stockholders' Equity

Issuance of Common Stock, page F-7

6.
In connection with the private placement, you deposited 2,000,000 shares of common stock into escrow which you are required to deliver if your after-tax net income is less than certain stated amounts during the fiscal year ending December 31, 2008 and December 31, 2009. You state that you did not include the 2,000,000 shares held in escrow in the diluted earnings per share calculation as the contingency provision has been met. Please disclose how you determined that the contingency provision was met and therefore the corresponding shares could be excluded from your diluted earnings per share calculation. Refer to paragraphs 30 to 35 of SFAS 128.

Response: We have revised the footnote (now footnote 6) to clarify, as of June 30, 2008, the after-tax net income target of $4.8 million has not been met. In accordance with SFAS 128, Earnings Per Share, the 1,000,000 shares contingently issuable in 2008 are included in the diluted earnings per share calculation as the reporting period was treated as if it was the end of the contingency period and as of June 30 2008 after-tax net income was less than $4.8 million. The 1,000,000 shares contingently issuable in 2009 were not included in the diluted earnings per share calculation as the contingency provision is for the fiscal year ending December 31, 2009 which has not yet commenced.

7.
In connection with the private placement in June 2007, you deposited 900,000 shares of series A convertible preferred stock into escrow in the event (i) the earnings target for 2007 is not met and (ii) the earnings target for 2008 is not met. You previously advised that the earnings target for 2007 was met. Please further explain the terms of this contingency, including the amount of the earnings target for each year. Please also disclose whether the entire 900,000 shares could be issued if the earnings target for 2008 is not met or whether only a portion of this amount would be issued. Please clearly disclose what consideration you gave as to whether these shares should be included for purposes of calculating diluted earnings per share. Refer to paragraphs 30 to 35 of SFAS 128.

Response: We have revised footnote 6 to further explain the terms of this contingency, including the amount of the earnings target for each year and the fact that, under the terms of the agreement with the investors, the entire 900,000 shares were issuable if the earnings target for 2008 is not met. We have further disclosed, by reference to paragraphs 30 to 35 of SFAS 128, the consideration we gave as to whether these shares should be included for purposes of calculating diluted earnings per share.

Under the terms of the agreement with the investors in that private placement:

•
if the Company’s consolidated pre-tax income for the year ended December 31, 2007 was less than $3,000,000 (or pretax income per share of $0.22 on a fully diluted basis) the Company was required to deliver to the investors (pro rata according to the relative size of their investment) a number of the escrow shares. The exact number was to depend on the extent to which the Company failed to achieve 2007 target number. The Company achieved the 2007 target number so the 900,00 shares were to continue to be held in escrow pending determination of the EPS for 2008.

•
if the Company’s consolidated pre-tax income for the year ended December 31, 2008 is less than $5,500,000 (or pretax income per share of $0.40 on a fully diluted basis) the investors were entitled to receive (pro rata according to the relative size of their investment) a number of the 900,000 shares. The exact number was to depend on the extent to which the Company failed to achieve the 2008 target number.

•
The agreement with the investors further provided that the investors are not entitled to any of the remaining escrow shares and all remaining escrowed shares shall be returned to the Company, if the Company did not receive at least $4,000,000 from the investors, either through the exercise of warrants, or additional equity financing, within 90 days after the effectiveness of the first registration statement filed pursuant to a certain registration rights agreement entered into with the investors concurrently. The registration statement in question was declared effective on February 7, 2008.

The earnings target for the year ended December 31, 2007 was met, thus the 900,000 remained issuable at the beginning of the fiscal year ending December 31, 2008. However, the 900,000 shares held in escrow were not included in the diluted earnings per share calculation for the six months ended June 30, 2007 as escrow shares were to be returned to the Company since the investors did not provide at least $4,000,000 in additional equity financing within 90 days after the effectiveness of the first registration statement.

Note 8. Business Acquisition, page F-11

8.
You disclose that you expect to write-off immediately the $310,000 assigned to in- process research and development related to the acquisition of Shenzen Pengsangpu Solar Industrial Products Corporation. Please clarify in what period you expect to record this expense and how you determined that this was the appropriate period. Please expand your discussion to disclose how you determined the fair value of in-process research and development, including the significant assumptions used. Please also disclose how you determined that it was appropriate to write off the full amount of in-process research and development, including whether technological feasibility had been established and how you determined that the technology has no alternative future use.

Response: We have disclosed that we recorded this expense in the six months ended June 30, 2008 and determined that it was the appropriate period because it is the date of the consummation of the purchase. We have also expanded our discussion in footnote 4 to disclose that we determined the fair value of in-process research and development using a discounted cash flow method, including the significant assumptions used. We also disclosed how we determined that it was appropriate to write off the full amount of in-process research and development, including the fact that technological feasibility had not been established and how we determined that the technology has no alternative future use.

9.
We note your responses to prior comments 15 and 23. Please disclose the types of assets acquired as well as the corresponding estimated useful lives in your historical and pro forma financial statements.

Response: We have disclosed in our historical and pro forma financial statements the types of assets acquired as well as the corresponding estimated useful lives.

Audited Financial Statements

Note 11 Net Income Per Share, page F-35

10.
Your response to prior comment 36 in your letter dated June 25, 2008 states that the 900,000 shares held in escrow are no longer included in the diluted earnings per share calculation as the earnings target for 2007 was met and the fulfillment for 2008 has not been determined. It appears that only 450,000 of the 900,000 shares held in escrow were included in the weighted average ordinary shares outstanding for the year ending December 31, 2007 as reported in your Form 10-KSB. Please confirm.

Response: We confirm that only 450,000 shares were included in the weighted average ordinary shares outstanding for the year ended December 31, 2007 as reported in the Form 10KSB. The 450,000 shares represented the weighted average of the 900,000 shares held in escrow, which were placed in escrow on June 2007.

11.
We note your response to prior comment 10. Please provide us a detailed computation of how you arrived at the weighted average ordinary shares outstanding for purposes of calculating basic and diluted net income per share. This analysis should include how you arrived at the amount of weighted average ordinary shares outstanding to include related to preferred stock as well as warrants. It appears that there are conversion and/or exercise prices associated with the warrants and preferred stock. In light of this, please provide us a comprehensive explanation as to how you applied the treasury stock method in accordance with paragraph 17 of SFAS 128. Please provide us similar computations for your weighted average ordinary shares outstanding for the three months ended March 31, 2008.

Response: Set forth on Exhibits A and B attached hereto is a detailed computation of how we arrived at the weighted average ordinary shares outstanding for purposes of calculating basic and diluted net income per share for the year ended December 31, 2007 and for the six months ended June, 2008, respectively. Included on the exhibits is how we arrived at the amount of weighted average ordinary shares outstanding to include shares related to preferred stock as well as warrants.

The Company failed to apply the treasury stock method on the warrants in accordance with paragraph 17 of SFAS 128, but applied the if converted method on the preferred stock in accordance with paragraphs 26 through 28 of SFAS 128 for 2007. Exhibit A provides a calculation to show the effects of the warrants under the treasury stock method for the year ended December 31, 2007.

Had the Company applied the treasury stock method for the year ended December 31, 2007, the diluted earnings per share would have been $0.24 instead of $0.23, a difference of $0.01 or 4%. The Company’s management with the concurrence of its auditors decided not to amend or restate the previously issued December 31, 2007 financial statements in reference to this issue as the difference was considered immaterial.

The treasury stock method has been applied in future filings, including the interim unaudited June 30, 2008 financial statements.

Pro Forma Financial Information

Pro Forma Condensed Combined Statements of Income, pages F-117 and F-119

12.
You have allocated a portion of the purchase price of Shenzen Pengsangpu Solar Industrial Products Corporation to amortizable intangible assets based on your disclosures on page F-12. In light of this, it is not clear why there would not be any corresponding pro forma income statement adjustments related to the amortization of these amounts. Please advise or revise as necessary. Refer to Instruction 2 to Rule 11-02(b) of Regulation S-X. If you determine that additional adjustments need to be presented, please provide a detailed calculation of how you arrived at each adjustment amount.

Response: We have revised the pro-forma income statement to reflect the amortization of the portion of the purchase price allocated to intangible assets.

Notes to Unaudited Pro Forma Combined Financial Statements, page F-122

General

13.
Please provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS in a note to the pro forma financial statements in a similar manner to the reconciliation provided on page F-81 in Amendment 1 to your Form S-1. Please also disclose any shares not included for anti-dilution reasons.

Response: We have provided a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS in a note to the pro forma financial statements in a similar manner to the reconciliation provided on page F-81 in Amendment 1 to our Form S-1. We have also disclosed any shares not included for anti-dilution reasons.

Note A, page F-122

14.	Please present a breakdown of the purchase price allocation to clearly show the specific assets and liabilities to which the purchase price has been allocated and the corresponding amounts.

Response: Since the acquisition of SZPSP is reflected on the historical balance sheet as of June 30, 2008, we have removed the pro forma balance sheet and the referenced pro forma adjustment Note A.

Note B, page F-122

15.
Your description in note B states that the purpose of the adjustment is to eliminate intercompany investment and equity accounts of Target at the date of the business combination. Based on this description, it is not clear why you are also adjusting the amounts recorded for customer relationships, intellectual property, and goodwill. Please advise or revise as necessary.

Response: Since the transaction is already reflected in the historical balance sheet as of June 30, 2008, a pro forma balance sheet is not required to be presented. Therefore, note on intercompany investment and equity accounts have been removed accordingly.

Exhibit 5.1

16.
Since China Solar & Clean Energy Solutions, Inc. has removed the 469,150 shares of common stock underlying warrants from the registration statement, revise the legal opinion to reflect accurately the securities being registered under the registration statement.

Response: We have revised the legal opinion to reflect accurately the securities being registered under the registration statement.

December 31, 2007 10-KSB and March 31, 2008 10-Q/A

General

17.	Please address the comments above in future filings, as applicable.

Response: We will address the comments above in future filings to the extent applicable.

If you have any questions regarding any of the foregoing please do not hesitate to contact Mark Cawley or Darren Ofsink at (212) 371-8008.

Very truly yours,

GUZOV OFSINK, LLC

/s/ Darren Ofsink
By:
Darren Ofsink

EXHIBIT A
Below is a detailed computation of how the Company arrived at the weighted average ordinary shares outstanding for the purpose of calculating basic and diluted net income per share as of December 31, 2007, as reported:

Weighted Shares December 31, 2007
Weighted average ordinary shares outstanding, as reported - BASIC	6,205,290

Dilutive effect of convertible preferred stock, if converted method - (1,774,194 x 6/12 months)	887,097
Dilutive effect of warrant shares, if converted method - (see A below)	3,690,639
4,577,736

Weighted average ordinary shares outstanding, as reported - DILUTED	10,783,026

A	Weighted Warrant Shares
Warrants Balance forward: Exercise price of $3.85 - (1,825,719 x 12/12 months)	1,825,719
Warrants granted on June 13, 2007, exercise price of $1.90 - (1,774,194 x 6/12 months)	887,097
Warrants granted on June 13, 2007, exercise price of $2.40 - (1,774,194 x 6/12 months)	887,097
Warrants granted on June 13, 2007, exercise price of $2.90 - (75,000 x 6/12 months)	37,500
Warrants granted on June 13, 2007, exercise price of $2.71 - (106,452 x 6/12 months)	53,226
3,690,639

The Company failed to apply the provisions of SFAS 128, paragraph 17 on the warrants for the year ended December 31, 2007. Had the Company applied the treasury stock method on the warrants, weighted average ordinary shares outstanding for the purpose of calculating diluted EPS would have been 6,396,697, instead of 10,783,026, calculated as follows:

Weighted Shares December 31, 2007
Weighted average no. of common shares outstanding-BASIC:	6,205,290

Dilutive effect of convertible preferred stock, if converted method - (1,774,194 x 6/12 months) B	-
Weighted average no. of warrants, treasury method (See C below)	191,407

Weighted average no. of common shares outstanding-DILUTED:	6,396,697

B. The convertible preferred stocks were excluded from the denominator and the associated beneficial conversion was excluded from the numerator in the diluted EPS calculation as the assumed conversion antidilutive effect for the year ended December 31, 2007.

C. The following is the calculation of dilutive incremental warrant shares under the treasury method for the year ended December 31, 2007:

		Incremental Warrant Shares	Period	Weighted Shares of Incremental Shares
Average market price for the year ended - $2.41

Calculated incremental shares:

Warrants granted on June 13, 2007, exercise price of $1.90	D	375,452	X 6/12 months	187,726

Warrants granted on June 13, 2007, exercise price of $2.40	D	7,362	X 6/12 months	3,681
				191,407
D: Calculated as follows:
(($2.41 - $1.90) / $2.41) x 1,774,194 = 375,452
(($2.41 - $2.40) / $2.41) x 1,774,194 = 7,362

Antidilution:

For the year ended December 31, 2007, warrants to purchase 2,007,171 shares of common stock should have been excluded from the diluted earnings per share calculation as the average market price of the common stock of $2.41 during the year was more than the exercise price of the warrants, thereby making the warrants antidilutive under the treasury method.

The following is the basic and diluted EPS table to show the net effect of the errors in calculating diluted net income per share for the year ended December 31, 2007:

Numerator:
Net income	2,525,141
Less: Preferred stock beneficial conversion	(975,807)
Net income available to common stockholders in computing basic net income per share	$1,549,334
Plus: Preferred stock beneficial conversion	-

Net income available to common stockholders in computing diluted net income per share	$1,549,334

Denominator: - Weighted average ordinary shares outstanding	6,205,290

- Weighted average warrant shares outstanding	191,407
6,396,697
Basic net income per share	$0.25
Diluted net income per share	$0.24

Had the Company used the treasury stock method, diluted EPS would have been $0.24 instead of $0.23, a difference of $0.01. The difference was the result of the decrease in the denominator for the change in the number of dilutive warrants and preferred stock and the decrease in the numerator for the exclusion of related beneficial conversion of the preferred shares.

Diluted net income per share, as reported	$0.23
Diluted net income per share, as corrected	0.24
Difference in amount	$0.01
Difference as percentage	4.3%

EXHIBIT B

Below is a detailed computation of how the Company arrived at the weighted average ordinary shares outstanding for the purpose of calculating basic and diluted net income per share for the three months ended June 30, 2008, as reported:

Weighted Shares For the three months ended June 30, 2008
Beg. Balance of common stocks at January 1, 2008	6,205,290
February 25, 2008 issuance of 4,691,499 PPM shares	4,691,499
April 1, 2008 - issuance of 1,419,729 for SZPSP acquisition	1,419,729
January 24, 2008, 50,000 warrants exercised	50,000
February 13, 2008, 25,000 warrants exercised	25,000
February 13, 2008, 118,569 preferred stock converted to common stock	118,569
March 6, 2008, 45,947 preferred stock converted to common stock	45,947
April 24, 2008 - 371,596 preferred stock converted to common stock - (371,596 * 68/91)	277,676
May 16, 2008 - 200,000 preferred stock converted to common stock - (200,000 * 46/91)	101,099
May 21, 2008 - 300,000 preferred stock converted to common stock - (300,000 * 41/91)	135,165
May 25, 2008 - 100,000 preferred stock converted to common stock - (100,000 * 5/91)	5,495
Weighted average ordinary shares outstanding, as reported - BASIC	13,075,468

Dilutive effect of convertible preferred stock, if converted method ( See A below)	1,509,074
Dilutive effect of warrant shares, treasury method - (see B below)	-
Dilutive effect of contingent shares	1,000,000
2,509,074

Weighted average ordinary shares outstanding, as reported - DILUTED	15,584,542

A. The following is the calculation of dilutive preferred stock under the if converted method for the three months ended June 30, 2008:

	Preferred Stock Balance	Period	Weighted Shares
Balance @ 3/1/2008	1,609,678	X 49/91 days	866,750
April 24, 2008 - 371,596 preferred stock converted to common stock	1,238,082	X 22/91 days	299,317
May 16, 2008 - 200,000 preferred stock converted to common stock	1,038,082	X 5/91 days	57,037
May 21, 2008 - 300,000 preferred stock converted to common stock	738,082	X 5/91 days	40,554
May 25, 2008 - 100,000 preferred stock converted to common stock	638,082	X 35/91 days	245,416
			1,509,074

B.
For the three months ended June 30, 2008, warrants exercisable to 6,166,682 shares of common stock were excluded from the diluted earnings per share calculation as the average market price of the common stock of $1.90 during the period was more than the exercise price of the warrants, thereby making the warrants antidilutive under the treasury method.

Below is a detailed computation of how the Company arrived at the weighted average ordinary shares outstanding for the purpose of calculating basic and diluted net income per share for the six months ended June 30, 2008, as reported:

Weighted Shares For the six months ended June 30, 2008
Beg. Balance of common stocks at January 1, 2008	6,205,290
February 25, 2008 issuance of 4,691,499 PPM shares - (4,691,499 * 126/182)	3,247,961
April 1, 2008 - issuance of 1,419,729 for SZPSP acquisition - (1,419,729 *92/182)	717,665
January 24, 2008, 50,000 warrants exercised - (50,000 * 158/182)	43,407
February 13, 2008, 25,000 warrants exercised - (25,000 * 138/182)	18,956
February 13, 2008, 118,569 preferred stock converted to common stock - (118,569 *138/182)	89,904
March 6, 2008, 45,947 preferred stock converted to common stock - (45,947 * 116/182)	29,285
April 24, 2008 - 371,596 preferred stock converted to common stock - (371,596 * 68/182)	138,838
May 16, 2008 - 200,000 preferred stock converted to common stock - (200,000 * 46/182)	50,549
May 21, 2008 - 300,000 preferred stock converted to common stock - (300,000 * 41/182)	67,582
May 25, 2008 - 100,000 preferred stock converted to common stock - (100,000 * 5/182)	2,747
Weighted average ordinary shares outstanding, as reported - BASIC	10,612,184

Dilutive effect of convertible preferred stock, if converted method ( See C below)	1,383,593
Dilutive effect of warrant shares, treasury method - (see D below)	318,310
Dilutive effect of contingent shares- (1,000,000 * 126/182)	692,308
2,394,211

Weighted average ordinary shares outstanding, as reported - DILUTED	13,006,396

C. The following is the calculation of dilutive preferred stock under the if converted method for the six months ended June 30, 2008:

	Preferred Stock Balance	Period	Weighted Shares
Balance @ 1/1/2008	1,774,194	X 44/182 days	428,926
Feb. 13, 2008- 118,569 preferred stock converted to common stock	1,655,625	X 22/182 days	200,130
Mar 6, 2008 - 45,947 preferred stock converted to common stock	1,609,678	X 49/182 days	433,375
April 24, 2008 - 371,596 preferred stock converted to common stock	1,238,082	X 22/182 days	149,658
May 16, 2008 - 200,000 preferred stock converted to common stock	1,038,082	X 5/182 days	28,518
May 21, 2008 - 300,000 preferred stock converted to common stock	738,082	X 5/182 days	20,277
May 25, 2008 - 100,000 preferred stock converted to common stock	638,082	X 35/182 days	122,708
			1,383,592

D. The following is the calculation of dilutive incremental warrant shares under the treasury method for the six months ended June 30, 2008:

		Incremental Warrant Shares	Period	Weighted Shares of Incremental Shares
Average market price for the three months ended - $2.33

Calculated incremental shares:
Warrants granted on June 13, 2007, exercise price of $1.90	E	329,906	X 24/182 days	43,504
Warrants granted on June 13, 2007, exercise price of $1.90	E	320,608	X 20/182 days	35,232
Warrants granted on June 13, 2007, exercise price of $1.90	E	315,960	X 138/182 days	239,574
				318,310
E: Calculated as follows:
(($2.33 - $1.90) / $2.33) x 1,774,194 = 329,906
(($2.33 - $1.90) / $2.33) x (1,774,194-50,000 exercised) = 320,608
(($2.33 - $1.90) / $2.33) x (1,724,194-25,000 exercised) = 315,960

For the six months ended June 30, 2008, warrants exercisable 4,392,488 shares of common stock were excluded from the diluted earnings per share calculation as the average market price of the common stock of $2.33 during the period was more than the exercise price of the warrants, thereby making the warrants antidilutive under the treasury method.